

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2013

Via E-mail
James J. Malerba
Corporate Controller and Chief Accounting Officer
State Street Corporation
One Lincoln Street
Boston, MA 02111

   Re: State Street Corporation
       Form 10-K for Fiscal Year Ended December 31, 2012
       Filed February 22, 2013
       File No. 1-07511

Dear Mr. Malerba:

   We refer you to our comment letter dated November 21, 2013, regarding business contacts with Syria and Iran. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Cecilia Blye

             Cecilia Blye, Chief
             Office of Global Security Risk

cc: Suzanne Hayes
    Assistant Director
    Division of Corporation Finance